POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated quarterly report QSr 1/2008

(In accordance with §86, section 2 and §87, section 1 of the Decree of the Minister of Finance dated 19 October 2005 - Journal of Laws No. 209, point 1744)

for issuers of securities involved in production, construction, trade or services activities

For the first quarter of the financial year **2008** comprising the period from **1 January 2008** to **31 March 2008**
Containing the condensed consolidated financial statements according to International Financial Reporting Standards in PLN, and condensed financial statements according to International Financial Reporting Standards in PLN.

publication date: 9 May 2008

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. (name of issuer in brief)	**Metals industry** (issuer branch title per the Warsaw Stock Exchange)
59-301 (postal code)	**LUBIN** (city)
M. Skłodowskiej – Curie (street)	**48** (number)
(48 76) 74 78 200 (telephone)	**(48 76) 74 78 500** (fax)
IR@BZ.KGHM.pl (e-mail)	**www.kghm.pl** (website address)
692-000-00-13 (NIP)	**390021764** (REGON)

Translation from the original Polish version

SELECTED FINANCIAL ITEMS

data concerning the condensed consolidated financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	1 quarter accrued for the 3 months ended 31 March 2008	1 quarter accrued for the 3 months ended 31 March 2007	1 quarter accrued for the 3 months ended 31 March 2008	1 quarter accrued for the 3 months ended 31 March 2007
I. Sales	3 339 813	2 929 706	938 835	749 995
II. Operating profit	1 008 744	919 418	283 562	235 368
III. Profit before income tax	1 066 782	965 833	299 877	247 250
IV. Profit for the period	877 341	792 357	246 624	202 841
V. Profit for the period attributable to shareholders of the Parent Entity of the Group	877 812	792 492	246 756	202 876
VI. Profit for the period attributable to minority interests	(471)	(135)	(132)	(35)
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	4.39	3.96	1.23	1.01
IX. Net cash generated from operating activities	518 278	1 005 009	145 690	257 279
X. Net cash used in investing activities	(351 456)	(606 852)	(98 796)	(155 352)
XI. Net cash generated from financing activities	1 762	26 549	495	6 796
XII. Total net cash flow	168 584	424 706	47 389	108 723

	At 31 March 2008	At 31 December 2007	At 31 March 2008	At 31 December 2007
XIII. Current assets	6 316 303	5 570 957	1 791 452	1 555 264
XIV. Non-current assets	7 865 164	7 932 257	2 230 746	2 214 477
XV. Non-current assets held for sale	184	184	52	51
XVI. Total assets	14 181 651	13 503 398	4 022 250	3 769 792
XVII. Current liabilities	2 081 017	2 290 977	590 225	639 580
XVIII. Non-current liabilities	1 723 625	1 710 812	488 861	477 613
XIX. Equity	10 377 009	9 501 609	2 943 164	2 652 599
XX. Minority interest	47 150	47 621	13 373	13 295

data concerning the condensed financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	1 quarter accrued for the 3 months ended 31 March 2008	1 quarter accrued for the 3 months ended 31 March 2007	1 quarter accrued for the 3 months ended 31 March 2008	1 quarter accrued for the 3 months ended 31 March 2007
I. Sales	3 002 314	2 643 492	843 963	676 725
II. Operating profit	1 167 524	1 100 876	328 196	281 821
III. Profit before income tax	1 158 171	1 094 888	325 567	280 288
IV. Profit for the period	982 196	926 582	276 099	237 202
V. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VI. Earnings per ordinary share (in PLN/EUR)	4.91	4.63	1.38	1.19
VII. Net cash generated from operating activities	471 606	895 417	132 570	229 224
VIII. Net cash used in investing activities	(322 510)	(503 474)	(90 659)	(128 888)
IX. Net cash used in financing activities	(1 147)	(1 935)	(322)	(495)
X. Total net cash flow	147 949	390 008	41 589	99 841

	At 31 March 2008	At 31 December 2007	At 31 March 2008	At 31 December 2007
XI. Current assets	5 637 295	4 992 205	1 598 870	1 393 692
XII. Non-current assets	7 476 841	7 431 425	2 120 608	2 074 658
XIII. Total assets	13 114 136	12 423 630	3 719 478	3 468 350
XIV. Current liabilities	1 718 904	2 018 285	487 522	563 452
XV. Non-current liabilities	1 448 356	1 439 396	410 788	401 841
XVI. Equity	9 946 876	8 965 949	2 821 168	2 503 057

Table of contents to the consolidated quarterly report

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated financial statements

Consolidated balance sheet

	At	
	31 March 2008	**31 December 2007**
Assets	**(unaudited)**	
Non-current assets		
Property, plant and equipment	6 625 741	6 614 352
Intangible assets	117 554	119 231
Investment property	16 517	16 517
Investments in associates	577 741	690 096
Deferred tax assets	336 220	320 506
Available-for-sale financial assets	43 781	47 155
Held-to-maturity investments	56 447	43 934
Derivative financial instruments	41 702	33 395
Trade and other receivables	49 461	47 071
	7 865 164	**7 932 257**
Current assets		
Inventories	1 757 621	1 744 495
Trade and other receivables	1 552 931	925 367
Current corporate tax receivables	5 912	7 377
Held-to-maturity investments	8 493	-
Derivative financial instruments	33 028	81 622
Cash and cash equivalents	2 958 318	2 812 096
	6 316 303	**5 570 957**
Non-current assets held for sale	**184**	**184**
TOTAL ASSETS	**14 181 651**	**13 503 398**
Equity and liabilities		
EQUITY		
Equity attributable to shareholders of the Parent Entity		
Share capital	2 000 000	2 000 000
Other reserves	11 177	13 118
Retained earnings	8 318 682	7 440 870
	10 329 859	**9 453 988**
Minority interest	**47 150**	**47 621**
TOTAL EQUITY	**10 377 009**	**9 501 609**
LIABILITIES		
Non-current liabilities		
Trade and other payables	20 945	24 762
Borrowings and finance lease liabilities	165 990	162 909
Derivative financial instruments	-	3 087
Deferred tax liabilities	31 513	29 804
Liabilities due to employee benefits	953 707	919 923
Provisions for other liabilities and charges	551 470	570 327
	1 723 625	**1 710 812**
Current liabilities		
Trade and other payables	1 627 243	1 646 406
Borrowings and finance lease liabilities	117 970	113 201
Current corporate tax liabilities	165 537	343 377
Derivative financial instruments	2 241	14 335
Liabilities due to employee benefits	78 235	77 402
Provisions for other liabilities and charges	89 791	96 256
	2 081 017	**2 290 977**
TOTAL LIABILITIES	**3 804 642**	**4 001 789**
TOTAL EQUITY AND LIABILITIES	**14 181 651**	**13 503 398**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated income statement

	Financial period	
	for the 3 months ended 31 March 2008	**for the 3 months ended 31 March 2007**
	(unaudited)	**(unaudited)**
CONTINUED ACTIVITIES:		
Sales	3 339 813	2 929 706
Cost of sales	(1 905 334)	(1 666 145)
Gross profit	**1 434 479**	**1 263 561**
Selling costs	(52 383)	(59 651)
Administrative expenses	(192 947)	(175 494)
Other operating income	186 771	592 734
Other operating costs	(367 176)	(701 732)
Operating profit	**1 008 744**	**919 418**
Finance costs - net	(12 467)	(7 729)
Share of profits of associates accounted for using the equity method	70 505	54 144
Profit before income tax	**1 066 782**	**965 833**
Income tax expense	(189 441)	(173 476)
Profit for the period	**877 341**	**792 357**
attributable to:		
shareholders of the Parent Entity	877 812	792 492
minority interest	(471)	(135)
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)		
- basic	4.39	3.96
- diluted	4.39	3.96

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity				
	Share capital	**Other reserves**	**Retained earnings**	**Attributable to minority interest**	**Total equity**
At 1 January 2007 as previously stated	**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period errors	**-**	**-**	**251 473**	**37**	**251 510**
At 1 January 2007	**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	-	342 839	-	-	342 839
Fair value gains on available-for-sale financial assets	-	5 416	-	-	5 416
Deferred tax	-	(68 817)	-	-	(68 817)
Total income/(expenses) recognised directly in equity	**-**	**279 438**	**-**	**-**	**279 438**
Profit for the period	-	-	792 492	(135)	792 357
Total recognised income/(expenses)	-	**279 438**	**792 492**	**(135)**	**1 071 795**
At 31 March 2007 (unaudited)	**2 000 000**	**(151 723)**	**7 692 803**	**44 627**	**9 585 707**
At 1 January 2008	**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
Impact of cash flow hedging valuation	-	1 973	-	-	1 973
Fair value losses on available-for-sale financial assets	-	(3 624)	-	-	(3 624)
Deferred tax	-	(290)	-	-	(290)
Total income/(expenses) recognised directly in equity	**-**	**(1 941)**	**-**	**-**	**(1 941)**
Profit for the period	-	-	877 812	(471)	877 341
Total recognised income/(expenses)	**-**	**(1 941)**	**877 812**	**(471)**	**875 400**
At 31 March 2008 (unaudited)	**2 000 000**	**11 177**	**8 318 682**	**47 150**	**10 377 009**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated cash flow statement

	Financial period	
	for the 3 months ended 31 March 2008	for the 3 months ended 31 March 2007
	(unaudited)	(unaudited)
Cash flow from operating activities		
Cash generated from operating activities	898 388	1 067 458
Income tax paid	(380 110)	(62 449)
Net cash generated from operating activities	**518 278**	**1 005 009**
Cash flow from investing activities		
Purchase of property, plant and equipment and intangible assets	(320 314)	(374 968)
Proceeds from sale of property, plant and equipment and intangible assets	3 345	3 000
Purchase of held-to-maturity investments	(37 927)	(134 500)
Proceeds from sale of held-to-maturity investments	29 600	67 702
Purchase of available-for-sale financial assets	(5)	(200 000)
Proceeds from sale of available-for-sale financial assets	-	1 428
Purchase of financial assets financed from the resources of Mine Closure Fund	(12 514)	(32 152)
Proceeds from sale of financial assets financed from the resources of Mine Closure Fund	-	22 212
Interest received	19	201
Dividends received	-	50 536
Other investment expenses	(13 660)	(10 311)
Net cash used in investing activities	**(351 456)**	**(606 852)**
Cash flow from financing activities		
Expenses connected to transactions with minority interest	-	(464)
Proceeds from loans and borrowings	27 882	47 760
Repayments of loans and borrowings	(22 140)	(18 189)
Interest paid	(3 680)	(1 860)
Payments of liabilities due to finance leases	(307)	(698)
Other financial inflow	7	-
Net cash generated from financing activities	**1 762**	**26 549**
Total net cash flow	**168 584**	**424 706**
Exchange losses on cash and cash equivalents	(22 362)	(6 086)
Movements in cash and cash equivalents	**146 222**	**418 620**
Cash and cash equivalents at beginning of the period	**2 812 096**	**2 321 131**
Cash and cash equivalents at end of the period	**2 958 318**	**2 739 751**
including restricted cash and cash equivalents	1 436	211

Selected explanatory data to the consolidated financial statements

I. Policies applied in preparing the financial statements

1. Introduction

The Parent Entity of the KGHM Polska Miedź S.A. Group is KGHM Polska Miedź S.A. with its registered head office in Lubin, whose shares are traded on a regulated market. The core business of the Company is the production of copper and silver.

The principal activities of the Parent Entity comprise:
- mining of non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- energy production,
- telecommunication services,
- transport services, and
- activities in the areas of research, analysis and design.

Organisational structu... of the KGHM Polska Miedź S.A. Group at 31 March 2008


Parent entity
KGHM Polska Miedź S.A.
Subsidiaries
and indirect subsidiaries
subject to consolidation
"MIEDZI ... CENTRUM ZDROWIA" S.A.
KGH... UPRUM sp. z o.o. - CBR
...ergetyka" sp. z o.o
...M Polish Copper Ltd.
... CBJ sp. z o.o.
PO... EDŹ TRANS Sp. z o.o.
KGH... upferhandelsges. m.b.H
...M CONGO S.P.R.L.
...HM Metraco S.A.
PeBeKa S.A.
DIALOG S.A.
...TA MEDIA Sp. z o.o.
Vivid.pl S.A.
...głębie" Lubin SSA
...GHM LETIA S.A.
..."MERCUS" sp. z o.o.
PHU "Lubinpex" Sp. z o.o.
KGHM Ecoren S.A.
WFP Hefra SA
WM "ŁABĘDY" S.A.
Walcownia Metali Nieżelaznych spółka z o.o.
DFM ZANAM - LEGMET Sp. z o.o.
INOVA Spółka z o.o.
DKE Spółka z o.o.
INTERFERIE S.A.
Subsidiaries
and indirect
subsidiaries
not subject to
consolidation
...PU "Mercus Serwis" Sp. z o.o.
PCPM sp. z o.o.
TUW-CUPRUM
Associates
Polkomtel S.A.
MIN... -KSANTE Spółka z o.o.
Indirect associates
not accounted for
using the equity
method
PHU "Mercus Bis" Sp. z o.o.

entities were accoui for using the equity method.

Beginning from 1 J ary 2005 *(based on IAS 8 par. 8, which allows exemption from the application of principles described IFRS if the results of such an exemption are immaterial)*, the following subsidiaries were not consolidat Polskie Centrum Promocji Miedzi sp. z o.o., PU „Mercus Serwis" Sp. z o.o. and TUW Cuprum. Altogethe in the presented consolidated financial statements 3 subsidiaries were not consolidated, and t shares in one associated entity were measured at cost less an impairment loss. Exclusion of these ities from consolidation does not effect the honest presentation of the assets, financial result and ı flow of the Group.

The following quart report includes:

1. the consoli ed financial statements of KGHM Polska Miedź S.A. for the current period from 1 January to March 2008 and the comparable period from 1 January to 31 March 2007, together with select xplanatory data to the consolidated financial statements, and
2. other infor ion to the consolidated quarterly report.

The quarterly finan information of KGHM Polska Miedź S.A. for the current period from 1 January to 31 March 2008 and the nparable period from 1 January to 31 March 2007 is an integral part of the report.

2. Accounting pc es

The following consc ted financial statements and separate financial statements have been prepared in accordance with Int ational Financial Reporting Standards approved by the European Union. The above-mentioned policies ı published on 22 April 2008 in the consolidated annual report RS 2007.

Presentation of the: tatements is based on IAS 34, "Interim Financial Reporting", applying these same principles for the c ent and comparable periods, adjusting the comparable period to the changes of presentation adopte the statement in the current period:

a) in the income s ment the result on measurement and settlement of derivative instruments was presented separatel egative and positive effects) because of its significance. The results of this change in the amount of PL 44 177 thousand increased other operating costs and other operating income (in the separate financial s ements other operating costs and other operating income were increased in the amount of PLN 544 thousand).

b) presentation of I Mine Closure Fund and of the financial assets financed from the resources of this Fund has been cha d - they are presented separately, adjusting their presentation to the manner of presentation of the ovision for the decommissioning of mines and other facilities. The result of the change in presentat is an increase in the total assets at 31 December 2007 in the amount of PLN 43 893 thousand (an increa n the total assets at 31 December 2007 in the separate financial statements in the amount of PLN 43 8 thousand).

II. Informati on significant changes in estimates

1. Provisions for ure liabilities

The effects of reval ion or recognition of estimates of future liabilities (provisions) were settled in the financial result of th irrent quarter, and in particular:

1.1 provisions for ire employee benefits due to one-off retirement or disability payments, jubilee awards and po mployment coal equivalent payments paid after the period of employment. The result of this ch e in estimates is an increase in the provision and a decrease in profit in the amount of PLN 34 617 ısand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 28 039 t sand),

1.2 provision for fu costs of decommissioning (restoration) of the Parent Entity's mines. This provision includes the e ıated costs of dismantling and removing technological facilities, for which the obligation for r ration upon the conclusion of activities is a result of prevailing law or standard practice. The re t of this change in estimates is a decrease in the provision in the amount of PLN 15 660 thousan hich decreased profit in the amount of PLN 7 466 thousand and property, plant and equipment in th nount of PLN 23 126 thousand. The decrease in the provision resulted in a decrease in deferred tax ets in the amount of PLN 3 439 thousand,

1.3 provisions for re employee benefit costs together with charges in the amount of PLN 156 742 thousand, paid accordance with the Collective Labour Agreements) on the occasion of mining and smelting holida nd after approval of the annual financial statements

The revaluation a ecognition of other provisions for liabilities did not significantly impact the current period financial re .

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory ‹ a to the consolidated financial statements (continuation)

2. Deferred inc ɜ tax

The result of differe s between the carrying amount and the tax base of balance sheet items is a change in the estimated val ɔf the deferred tax asset and the deferred tax liabilities.

There was an incre : in the deferred tax asset in the current quarter in the amount of PLN 17 978 thousand, of which following was settled:

- as an increase ‹ rofit, PLN 18 097 thousand
- as a decrease o e revaluation reserve on hedging financial instruments, PLN 119 thousand

There was an incre in the deferred tax liability in the amount of PLN 3 973 thousand, of which the following was settle‹

- as a decrease o ofit, PLN 3 802 thousand
- as a decrease o e revaluation reserve on hedging financial instruments and on available-for-sale financial instrur ts, PLN 171 thousand

After offsetting the erred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period wa ɜt at PLN 336 220 thousand, while the deferred tax liability was set at PLN 31 513 thousand.

III. Financial ; ets and property, plant and equipment

In the current qu: ɪr changes in financial assets were with respect to:

- **investments i ssociates** – as a result of applying the equity method there was a decrease in the value of investment ɹe to a decrease in the value of the shares of Polkomtel S.A. by the amount of the dividend received in : amount of PLN 182 860 thousand, and an increase in investments due to the share of profits of associal for the financial period in the amount of PLN 70 505 thousand.

- **available-for-: : financial assets** – losses on re-measurement were recognised in other reserves in the amount of Pl ‹ 624 thousand, and an impairment loss was reversed in other operating income in the amount of PLN : housand; assets were also acquired in the amount of PLN 222 thousand.

- **held-to-matur investments**

non-current – fina ɜl assets were acquired, financed by the Mine Closure Fund in the amount of PLN 12 514 thousand.

current – debt secı es were acquired in the amount of PLN 8 493 thousand, and interest was accrued at the effective interes te in the amount of PLN 166 thousand.

- **derivative fin: ial instruments** – realisation and re-measurement, which decreased the financial result by PLN 119 7 thousand, including PLN 122 394 thousand due mainly to a negative change in the time value of optic which are settled in future periods. The increase in the fair value of hedging transactions caused increase in other reserves in the amount of PLN 1 973 thousand.

- **financial rece bles** – an impairment allowance was recognised in the amount of PLN 654 thousand (an excess of impai nt allowance recognised, PLN 2 688 thousand over reversed, PLN 2 034 thousand), of which the most ir rtant item is impairment allowance on trade receivables.

In addition in tl current quarter the following impairment losses were recognised and reversed:

property, plant an quipment and intangible assets

- impairment loss :ognised PLN 12 703 thousand
- impairment loss ɾersed PLN 14 426 thousand

non-financial rece bles

- impairment allo ıce recognised PLN 2 469 thousand
- impairment allo ıce reversed PLN 4 286 thousand

inventories

- impairment loss :ognised PLN 82 thousand
- impairment loss ɾersed PLN 715 thousand

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

IV. Selected additional explanatory notes

1. Sales

	Financial period	
	for the 3 months ended 31 March 2008	for the 3 months ended 31 March 2007
- copper, precious metals, smelter by-products	2 993 291	2 634 095
- energy	11 233	10 916
- services	242 958	201 002
- mining machinery, transport vehicles for mining and other	11 060	760
- goods for resale	57 073	58 971
- wastes and materials	2 267	2 430
- other goods	21 931	21 532
Total	**3 339 813**	**2 929 706**

2. Costs by type

	Financial period	
	for the 3 months ended 31 March 2008	for the 3 months ended 31 March 2007
Depreciation of property, plant and equipment and amortisation of intangible assets	164 569	142 467
Employee benefit costs	761 963	700 669
Materials and energy consumption	791 328	607 480
External services	356 987	300 917
Taxes and charges	84 284	82 773
Advertising costs and representation expenses	12 319	12 620
Property and personal insurance	4 617	5 163
Research and development costs not capitalised in intangible assets	-	24
Other costs, of which:	12 274	16 875
Impairment of property, plant and equipment, intangible assets	12 703	7
Write-down of inventories	82	500
Allowance for impairment of trade receivables	2 495	2 936
Reversal of impairment of property, plant and equipment, intangible assets	(14 426)	-
Reversal of write-down of inventories	(715)	(541)
Reversal of allowance for impairment of trade receivables	(1 832)	(3 470)
Other operating costs	13 967	17 443
Total costs by type	**2 188 341**	**1 868 988**
Cost of goods for resale and materials sold (+), of which:	35 967	48 154
Allowance for impairment of receivables	182	114
Reversal of allowance for impairment of receivables	(182)	(117)
Change in inventories of finished goods and work in progress (+/-)	13 254	70 466
Cost of manufacturing products for internal use (-)	(86 898)	(86 318)
Total cost of sales, selling and administrative costs	**2 150 664**	**1 901 290**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

3. Other operating income

	Financial period for the 3 months ended 31 March 2008	Financial period for the 3 months ended 31 March 2007
Income and gains from financial instruments classified under other operating activities, resulting from:	170 899	577 891
- income from interest on financial instruments	32 500	25 524
- income on measurement and realisation of derivative instruments	138 210	549 096
- gains from the disposal of financial instruments	137	210
- foreign exchange gains	4	3 011
- reversal of impairment losses on available-for-sale financial assets	28	31
- reversal of allowance for impairment of receivables	20	19
Gains from the disposal of intangible assets	1 371	3
Other interest	4 442	202
Reversal of allowance for impairment of other non-financial receivables	4 286	118
Government grants and other donations received	420	223
Release of unused provisions	1 799	768
Penalties and compensation received	1 605	1 015
Excess payments of property tax	-	1 666
Other operating income/gains	1 949	10 848
Total other operating income	**186 771**	**592 734**

4. Other operating costs

	Financial period for the 3 months ended 31 March 2008	Financial period for the 3 months ended 31 March 2007
Costs and losses on financial instruments classified as other operating costs:	353 388	674 153
- costs on measurement and realisation of derivative instruments	257 958	673 986
- interest on financial liabilities	82	165
- foreign exchange losses	95 337	-
- allowances for impairment of loans and receivables	11	2
Decrease in the fair value of investment property	-	6 036
Allowances for impairment of other non-financial receivables	2 469	110
Losses on the sale of property, plant and equipment	1 836	1 131
Interest on overdue non-financial liabilities (including State Treasury liabilities)	130	161
Donations granted	2 107	4 008
Provisions for liabilities	2 541	3 154
Penalties and compensation paid	1 997	1 626
Other operating costs/losses	2 708	11 353
Total other operating costs	**367 176**	**701 732**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

5. Net finance costs

	Financial period	
	for the 3 months ended 31 March 2008	**for the 3 months ended 31 March 2007**
Interest expense:	3 727	2 161
- on bank and other loans	3 162	1 938
- due to finance leases	565	223
Net exchange (gains)/losses on borrowings	(379)	135
Changes in the value of provisions due to unwinding of discount	9 080	5 425
Other net finance costs	39	8
Total net finance costs	**12 467**	**7 729**

6. Borrowings and liabilities due to finance leases

	At	
	31 March 2008	**31 December 2007**
Non-current	**165 990**	**162 909**
Bank loans	134 327	132 440
Loans	12 781	13 781
Finance lease liabilities	18 882	16 688
Current	**117 970**	**113 201**
Bank loans	106 258	101 890
Loans	7 700	7 722
Finance lease liabilities	4 012	3 589
Total	**283 960**	**276 110**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

7. Cash generated from operating activities

	Financial period	
	for the 3 months ended 31 March 2008	for the 3 months ended 31 March 2007
Profit for the period	**877 341**	**792 357**
Adjustments:	**370 115**	**207 847**
Income tax from the income statement	189 441	173 476
Depreciation/amortisation	164 569	142 467
Share of profits of associates accounted for using the equity method	(70 505)	(54 144)
Interest and share in profits (dividends)	3 650	1 957
Exchange losses	22 058	6 299
Change in provisions	32 419	9 293
Change in derivative instruments	27 079	(48 415)
Other adjustments	1 404	(23 086)
Changes in working capital:	**(349 068)**	**67 254**
Inventories	(13 126)	53 372
Trade and other receivables	(436 991)	61 601
Trade and other payables	101 049	(47 719)
Cash generated from operating activities	**898 388**	**1 067 458**

V. Situation and results of significant companies

DIALOG S.A.

In the first quarter of 2008 Telefonia DIALOG S.A. achieved the following results (per IFRS):

Sales	PLN 138 726 thousand,
Operating profit	PLN 8 118 thousand,
EBITDA	PLN 35 785 thousand,
Profit for the period	PLN 131 thousand.

Sales in the first quarter of 2008 amounted to PLN 138 726 thousand (versus PLN 119 870 thousand in the first quarter of 2007 – an increase of 16%). Operating profit amounted to PLN 8 118 thousand (versus PLN 7 739 thousand in the first quarter of 2007). EBITDA amounted to PLN 35 785 thousand (versus PLN 31 260 thousand in the first quarter of 2007). Profit for the period amounted to PLN 131 thousand.

The result of investments carried out in 2007 as well as the efforts of DIALOG S.A. to acquire new customers has begun to visibly impact the sales and profits of the company.
The strong competition from mobile phone operators means that the company is continuing to experience a fall in voice service subscribers using the DIALOG S.A. network. At the end of the first quarter of 2008, the company had 401 thousand ringing lines in its network. There is however dynamic growth in the base of customers to whom DIALOG S.A. provides services thanks to an agreement with TPSA based on the TPSA network (so-called WLR). At the end of March the company had 106 thousand active WLR customers. In addition the company is expanding its base of Internet customers, in particular with respect to broadband Internet access. At the end of March it had 121 thousand Internet subscribers.
In the first quarter sales of a new service – Internet television – also began, which will be an additional service to Internet customers.
The company expects that the dynamic increase in customers will lead to an increase in revenues in 2008. In 2008 DIALOG S.A. will continue the strategy aimed at increasing the number of its subscribers, both as respects voice as well as internet services.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Polkomtel S.A.

The carrying amount of the shares of Polkomtel S.A. in the consolidated financial statements at 31 March 2008 accounted for using the equity method amounted to PLN 575 061 thousand.

In the first quarter of 2008, the company Polkomtel S.A. achieved the following results (per IFRS):

Sales	PLN 2 027 052 thousand,
EBITDA	PLN 739 626 thousand,
Profit for the period	PLN 359 289 thousand.

Results

During the first quarter of 2008 the company achieved sales of PLN 2 027 052 thousand (in the first quarter of 2007 sales amounted to PLN 1 827 058 thousand – an increase of 11%), achieving an operating profit of PLN 469 833 thousand. EBITDA amounted to PLN 739 626 thousand (versus PLN 628 638 thousand in the first quarter of 2007 - an increase of 18%). The company achieved a profit for the period of PLN 358 289 thousand (versus PLN 275 480 thousand in the comparable period of 2007).

Important events in respect of Polkomtel S.A.

On 28 March 2008 the Ordinary General Shareholders Meeting of Polkomtel S.A. passed a resolution on the distribution of profit for 2007. Based on the decision of the shareholders the company allocated PLN 1 248 245 thousand to be paid as a dividend from 2007 profit. Due to the fact that the company made an interim dividend payment of PLN 315 700 thousand in December, the amount of PLN 932 545 thousand remained to be paid. This amount will be paid in two instalments: PLN 466 170 thousand by 28 May 2008 and PLN 466 375 thousand by 27 November 2008.

The amount of the total dividend from 2007 profit attributable to KGHM Polska Miedź S.A. amounts to PLN 244 764 thousand, of which KGHM Polska Miedź S.A. received PLN 61 905 thousand as an interim dividend in December 2007, the amount of PLN 91 409 thousand will be paid by 28 May 2008, and the remainder of PLN 91 450 thousand will be paid by 27 November 2008.

On 25 March 2008 the International Court of Arbitration in Vienna issued a so-called partial verdict on a claim by Vodafone Americas Inc. which it had filed on 10 March 2006 with the International Court of Arbitration at the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedz S.A., PKN ORLEN S.A., PSE S.A. and Weglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders. This favourable decision for KGHM Polska Miedź S.A. and the other shareholders confirms the validity of the agreement signed 10 March 2006 between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. with TDC Mobile International A/S on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A. The details of this agreement were described in a current report dated 10 March 2006 and in the consolidated annual report for 2007.

VI. Information on seasonal or cyclical activities

The Group is not affected by seasonal or cyclical activities.

VII. Information on the issuance, redemption and repayment of debt and equity securities

There was no issuance, redemption or repayment of debt and equity securities in the Group during the reported period.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

VIII. Information related to a paid (or declared) dividend

On 4 March 2008 the Management Board of KGHM Polska Miedź S.A. passed a resolution on the acceptance of the proposal of the Management Board respecting the appropriation of profit for financial year 2007, based on which it has decided to submit a proposal to the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. for the payment of a dividend for financial year 2007 in the amount of PLN 1 100 000 thousand, i.e. PLN 5.50 per share.

The Management Board of the Company, in accordance with a resolution dated 6 May 2008, will propose that the General Shareholders' Meeting set the right to dividend date as 18 July 2008 and the dividend payment date as 7 August 2008.

The proposal of the Management Board respecting the distribution of profit for financial year 2007, prior to submission to the Ordinary General Shareholders' Meeting, requires the evaulation of the Supervisory Board of the Company.
The final decision regarding the distribution of Company profit for financial year 2007 and the setting of the dividend date and the dividend payment date will be made by the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.

All Company shares are ordinary shares.

IX. Subsequent events

On 4 April 2008 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court Register for Telefonia DIALOG S.A. with its registered head office in Wrocław. The share capital of Telefonia DIALOG S.A. was reduced from PLN 1 959 800 thousand to PLN 489 950 thousand, i.e. by PLN 1 469 850.0 thousand through the decrease in the face value of all existing shares of the company from PLN 100.00 to PLN 25.00 per share.

The purpose of the decrease in share capital was to cover the loss from prior years incurred by the company and to change the face value of the shares in connection with the planned IPO of the company's shares and their planned listing on a regulated market operated by the Warsaw Stock Exchange.
PLN 913 150 thousand of the amount obtained from the decrease in share capital of Telefonia DIALOG S.A. was used to cover the loss from prior years presented in the balance sheet of the company at 31 December 2006, while the remaining PLN 556 700 thousand will be transferred to reserve capital.
This decrease in capital was carried out without any payout to the company's shareholders.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

X. Contingent and other off-balance sheet items

	At 31 March 2008	Increase/(decrease) since the end of the last financial year
Contingent receivables	**163 118**	**4 302**
- contested State budget issues	147 968	1 914
- guarantees received	15 150	2 388
Off-balance sheet receivables	**25 195**	**-**
- inventions, implementation of projects	25 195	-
Contingent liabilities	**709 027**	**367**
- guarantees granted	29 502	(500)
- promissory note liabilities	9 516	(5 985)
- disputed issues, pending court proceedings	18 748	11 215
- contingent penalties	1 682	(2 211)
- preventive measures in respect of mine-related damages	10 000	-
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	639 579	(2 152)
Off-balance sheet liabilities	**582 313**	**(14 163)**
- inventions, implementation of projects	54 524	(1 064)
- operating leases	61 452	(6 708)
- future payments due to perpetual usufruct of land	466 337	(6 391)

The value of contingent assets was determined based on estimates.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

XI. Business segments

for the period from 1 January 2008 to 31 March 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	3 008 956	138 445	192 412	-	3 339 813
Inter-segment sales	29 466	917	363 591	(393 974)	-
Total revenue	**3 038 422**	**139 362**	**556 003**	**(393 974)**	**3 339 813**
RESULT					
Segment result	1 213 497	19 367	59 295	(90 476)	1 201 683
Unallocated expenses of Group as a whole	-	-	-	-	(192 939)
Operating profit	-	-	-	-	**1 008 744**
Finance cost - net	-	-	-	-	(12 467)
Share of profit of associates	-	70 256	249	-	70 505
Profit before income tax	-	-	-	-	**1 066 782**
Income tax expense	-	-	-	-	(189 441)
Profit for the period	-	-	-	-	**877 341**

At 31 March 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	10 579 529	1 220 456	1 474 942	(374 909)	12 900 018
Investments in entities accounted for using the equity method	-	575 061	2 680	-	577 741
Unallocated assets of Group as a whole	-	-	-	-	703 892
Total consolidated assets					**14 181 651**
Segment liabilities	2 747 215	51 435	379 604	(183 123)	2 995 131
Unallocated liabilities of Group as a whole	-	-	-	-	809 511
Total consolidated liabilities	-	-	-	-	**3 804 642**

for the period from 1 January 2008 to 31 March 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
Capital expenditures	142 809	24 677	28 335	(104)	195 717
Depreciation of property, plant and equipment	114 179	26 319	21 131	(3 003)	158 626
Amortisation of intangible assets	2 786	1 754	1 232	171	5 943
Impairment of property, plant and equipment and intangible assets recognised in income statement	-	(1 723)	-	-	(1 723)
Other non-cash expenses, of which:	6 031	545	253	(579)	6 250
- provisions recognised	2 108	263	170	-	2 541

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

for the period from 1 January 2007 to 31 March 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	2 673 912	119 854	135 940	-	2 929 706
Inter-segment sales	29 006	1 100	349 965	(380 071)	-
Total revenue	**2 702 918**	**120 954**	**485 905**	**(380 071)**	**2 929 706**
RESULT					
Segment result	1 125 339	19 194	49 859	(99 481)	1 094 911
Unallocated expenses of Group as a whole	-	-	-	-	(175 493)
Operating profit	-	-	-	-	**919 418**
Finance cost - net	-	-	-	-	(7 729)
Share of profit of associates	-	53 878	266	-	54 144
Profit before income tax	-	-	-	-	**965 833**
Income tax expense	-	-	-	-	(173 476)
Profit for the period	-	-	-	-	**792 357**

At 31 December 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	9 922 545	1 215 920	1 471 053	(451 086)	12 158 432
Investments in entities accounted for using the equity method	-	687 665	2 431	-	690 096
Unallocated assets of Group as a whole	-	-	-	-	654 870
Total consolidated assets					**13 503 398**
Segment liabilities	2 571 510	69 253	377 845	(222 174)	2 796 434
Unallocated liabilities of Group as a whole	-	-	-	-	1 205 355
Total consolidated liabilities	-	-	-	-	**4 001 789**

for the period from 1 January 2007 to 31 March 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
Capital expenditures	136 453	34 856	30 671	605	202 585
Depreciation of property, plant and equipment	98 185	22 120	18 623	(1 828)	137 100
Amortisation of intangible assets	2 692	1 444	1 235	(4)	5 367
Impairment of property, plant and equipment and intangible assets recognised in income statement	7	-	-	-	7
Other non-cash expenses, of which:	9 536	98	6 149	-	15 783
- provisions recognised	3 110	24	20	-	3 154

XII. Effects of changes in the structure of the economic entity, including due to the combination of economic entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long-term investments, or to the separation, restructurisation or discontinuation of activities

In the current quarter there were no changes in the structure of the economic entity, including due to the combination of economic entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long-term investments, or to the separation, restructurisation or discontinuation of activities.

(amounts in tables in thousand PLN, unless otherwise stated)

Other information to the consolidated quarterly report

Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for 2008, in light of the results presented in this consolidated quarterly report relative to projected results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.

In a current report dated 27 March 2008 the KGHM Polska Miedź S.A. Budget assumptions for 2008 were published as approved by the Supervisory Board of the Company on the same day. The Budget assumes the achievement in 2008 of revenues from sales of PLN 11 193 million and of profit for the period of PLN 2 904 million.

In the first quarter of 2008 the Company earned revenues from sales of PLN 3 002 million and a profit for the period of PLN 982 million, meaning an achievement of the planned results respectively of 27% and 34%.

The relatively high advancement on realisation of the planned financial results is the result of lower-than-planned for the first quarter operating costs, mainly due to the lower amount of external copper-bearing materials used.

The total unit cost of electrolytic copper production in the first quarter of 2008 amounted to 11 062 PLN/t, which is 7% lower than that assumed in the Budget for this period (11 868 PLN/t).

The level of costs was affected by lower-than-planned use of external charges to production by 3.5 thousand tonnes, with higher internal charges used.

Currently, the Company has started to verify the basic budget assumptions, including macroeconomic sales factors and investment projects.

Shareholders holding at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. as at the date of publication of this consolidated quarterly report, and changes in the ownership structure of significant packets of shares of KGHM Polska Miedź S.A. in the period since publication of the prior consolidated quarterly report

At the date of publication of the consolidated report for the fourth quarter of 2007, i.e. at 29 February 2008, the only shareholder owning at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. was the State Treasury – which owned 83 589 900 shares of KGHM Polska Miedź S.A., representing 41.79% of the share capital and the same number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. (based on an announcement dated 16 May 2007).

Following publication of the consolidated report for the fourth quarter of 2007, KGHM Polska Miedź S.A. was not informed by any shareholder of any change in the ownership structure of significant packets of shares.

At the date of publication of this report, based on information held by KGHM Polska Miedź S.A., the only shareholder owning at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. remains the State Treasury, which holds 83 589 900 shares of KGHM Polska Miedź S.A. representing 41.79% of the share capital and the same number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A.

Ownership of shares of KGHM Polska Miedź S.A. or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., as at the date of publication of the consolidated quarterly report, based on information held by KGHM Polska Miedź S.A. Changes in ownership during the period following publication of the prior consolidated quarterly report

The Members of the Management Board of KGHM Polska Miedź S.A., at the date of publication of the consolidated report for the fourth quarter of 2007, i.e. at 29 February 2008, did not own any shares or options of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A. at 23 April 2008, i.e. at the date of changes in the composition in the Management Board, this did not change.

The Members of the Management Board of KGHM Polska Miedź S.A. appointed to the Management Board as of 23 April 2008 did not own any shares or options of KGHM Polska Miedź S.A. on this day. Based on information held by KGHM Polska Miedź S.A., at the date of publication of this report this did not change.

Among supervisory personnel, at the date of publication of the consolidated report for the fourth quarter of 2007, only Ryszard Kurek owned 10 shares of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A., at the date of publication of this report this did not change.

(amounts in tables in thousand PLN, unless otherwise stated)

Other information to the consolidated quarterly report (continuation)

List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

At 31 March 2008, the total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, of KGHM Polska Miedź S.A. and its subsidiaries, did not represent at least 10% of the equity of KGHM Polska Miedź S.A.

Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the aggregate value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of EUR 500 000 – which are not typical and routine transactions entered into at arms length between related entities and do not arise from on-going operating activities

During the period from 1 January 2008 to 31 March 2008 neither KGHM Polska Miedź S.A. nor its subsidiaries entered into transactions with related entities which were not typical having a value exceeding EUR 500 000.

Information on the granting by KGHM Polska Miedź S.A. or by its subsidiary of collateral on credit or loans, or of guarantees – jointly to a single entity or its subsidiary, if the total value of such securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period from 1 January 2008 to 31 March 2008 neither KGHM Polska Miedź S.A. nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

Other information which in the opinion of KGHM Polska Miedź S.A. is significant for the assessment of employment, assets, finances and the financial result and any changes thereto, and information which is significant for assessing the ability to perform its obligations

In the first quarter of 2008 there were no other significant events in KGHM Polska Miedź S.A. and in the entities of the Group, apart from those mentioned in the commentary to the report, which could have a significant impact on the assessment of the material and financial condition, the financial result and any changes thereto, or any other events significant for assessing the employment and the ability to perform its obligations.

Factors which will impact the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the Parent Entity – KGHM Polska Miedź S.A. – as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A.
As a result, the most significant factors impacting the results of the Group through the parent entity in the following quarter are:

- copper and silver prices on the metals markets,
- the USD/PLN exchange rate, and
- electrolytic copper production costs.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A.

Balance sheet	At	
	31 March 2008	31 December 2007
Assets	(unaudited)	
Non-current assets		
Property, plant and equipment	4 839 305	4 832 630
Intangible assets	72 100	74 830
Shares in subsidiaries	1 803 390	1 803 390
Investments in associates	438 559	438 559
Deferred tax assets	184 471	160 781
Available-for-sale financial assets	29 983	32 935
Held-to-maturity investments	56 407	43 893
Derivative financial instruments	41 702	33 395
Trade and other receivables	10 924	11 012
	7 476 841	**7 431 425**
Current assets		
Inventories	1 597 921	1 603 487
Trade and other receivables	1 346 096	772 279
Derivative financial instruments	31 913	81 444
Cash and cash equivalents	2 661 365	2 534 995
	5 637 295	**4 992 205**
TOTAL ASSETS	**13 114 136**	**12 423 630**
Equity and liabilities		
EQUITY		
Share capital	2 000 000	2 000 000
Other reserves	12 514	13 783
Retained earnings	7 934 362	6 952 166
TOTAL EQUITY	**9 946 876**	**8 965 949**
LIABILITIES		
Non-current liabilities		
Trade and other payables	4 664	6 305
Borrowings and finance lease liabilities	19 432	20 319
Derivative financial instruments	-	3 087
Liabilities due to employee benefits	886 530	853 096
Provisions for other liabilities and charges	537 730	556 589
	1 448 356	**1 439 396**
Current liabilities		
Trade and other payables	1 404 843	1 510 841
Borrowings and finance lease liabilities	8 578	8 612
Current corporate tax liabilities	165 050	343 022
Derivative financial instruments	2 241	14 335
Liabilities due to employee benefits	67 365	66 199
Provisions for other liabilities and charges	70 827	75 276
	1 718 904	**2 018 285**
TOTAL LIABILITIES	**3 167 260**	**3 457 681**
TOTAL EQUITY AND LIABILITIES	**13 114 136**	**12 423 630**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Income statement

	Financial period	
	for the 3 months ended 31 March 2008	for the 3 months ended 31 March 2007
	(unaudited)	(unaudited)
CONTINUED ACTIVITIES:		
Sales	3 002 314	2 643 492
Cost of sales	(1 665 602)	(1 483 781)
Gross profit	**1 336 712**	**1 159 711**
Selling costs	(18 087)	(20 740)
Administrative expenses	(152 021)	(139 165)
Other operating income	360 389	786 380
Other operating costs	(359 469)	(685 310)
Operating profit	**1 167 524**	**1 100 876**
Finance costs - net	(9 353)	(5 988)
Profit before income tax	**1 158 171**	**1 094 888**
Income tax expense	(175 975)	(168 306)
Profit for the period	**982 196**	**926 582**

Earnings per share during the period (in PLN per share)		
- basic	4.91	4.63
- diluted	4.91	4.63

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of changes in equity

	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2007	**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
Impact of cash flow hedging valuation	-	342 839	-	342 839
Fair value gains on available-for-sale financial assets	-	5 781	-	5 781
Deferred tax	-	(68 817)	-	(68 817)
Total income/(expenses) recognised directly in equity	**-**	**279 803**	**-**	**279 803**
Profit for the period	-	-	926 582	926 582
Total recognised income/(expenses)	**-**	**279 803**	**926 582**	**1 206 385**
At 31 March 2007 (unaudited)	**7 413 573**	**(151 723)**	**2 060 349**	**9 322 199**
At 1 January 2008	**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
Impact of cash flow hedging valuation	-	1 973	-	1 973
Fair value losses on available-for-sale financial assets	-	(2 952)	-	(2 952)
Deferred tax	-	(290)	-	(290)
Total income/(expenses) recognised directly in equity	**-**	**(1 269)**	**-**	**(1 269)**
Profit for the period	-	-	982 196	982 196
Total recognised income/(expenses)	**-**	**(1 269)**	**982 196**	**980 927**
At 31 March 2008 (unaudited)	**2 000 000**	**12 514**	**7 934 362**	**9 946 876**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Cash flow statement	**Financial period**	
	for the 3 months ended 31 March 2008	**for the 3 months ended 31 March 2007**
	(unaudited)	**(unaudited)**
Cash flow from operating activities		
Cash generated from operating activities	849 533	953 535
Income tax paid	(377 927)	(58 118)
Net cash generated from operating activities	**471 606**	**895 417**
Cash flow from investing activities		
Purchase of shares in subsidiaries	(50 000)	(30 426)
Purchase of property, plant and equipment and intangible assets	(249 071)	(274 012)
Proceeds from sale of property, plant and equipment and intangible assets	1 375	1 032
Purchase of held-to-maturity investments	-	(41 846)
Purchase of available-for-sale financial assets	(267)	(200 000)
Proceeds from sale of available-for-sale financial assets	-	1 428
Purchase of financial assets financed from the resources of Mine Closure Fund	(12 514)	(32 152)
Proceeds from sale of financial assets financed from the resources of Mine Closure Fund	-	22 212
Repayments of loans granted	-	9 437
Interest received	14	140
Dividends received	-	50 536
Other investment expenses	(12 047)	(9 823)
Net cash used in investing activities	**(322 510)**	**(503 474)**
Cash flow from financing activities		
Repayments of loans	(1 000)	(1 000)
Payments of liabilities due to finance leases	-	(704)
Interest paid	(147)	(231)
Net cash used in financing activities	**(1 147)**	**(1 935)**
Total net cash flow	**147 949**	**390 008**
Exchange losses on cash and cash equivalents	(21 579)	(6 426)
Movements in cash and cash equivalents	**126 370**	**383 582**
Cash and cash equivalents at beginning of the period	**2 534 995**	**2 093 436**
Cash and cash equivalents at end of the period	**2 661 365**	**2 477 018**
including restricted cash and cash equivalents	1 405	-

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Selected explanatory data

I. Selected additional notes

1. Changes in provisions for other liabilities and charges

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007	**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
Increase	270 332	234 006	4 779	352	31 195
Decrease	(163 027)	(142 949)	(5 256)	(505)	(14 317)
Provisions at 31 December 2007	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
of which:					
Non-current provisions	**556 589**	**527 623**	**4 272**	**-**	**24 694**
Current provisions	**75 276**	**22 688**	**538**	**15 219**	**36 831**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Increase	11 522	9 203	70	305	1 944
Decrease	(34 830)	(30 894)	-	(290)	(3 646)
Provisions at 31 March 2008	**608 557**	**528 620**	**4 880**	**15 234**	**59 823**
of which:					
Non-current provisions	**537 730**	**508 788**	**4 342**	**-**	**24 600**
Current provisions	**70 827**	**19 832**	**538**	**15 234**	**35 223**

2. Deferred tax assets prior to offsetting with deferred tax liabilities

	Financial period	
	for the 3 months ended 31 March 2008	for the 12 months ended 31 December 2007
At the beginning of the period at 19%	**509 119**	**640 783**
Increase	118 031	253 499
Decrease	(93 444)	(385 163)
At the end of the period at 19%	**533 706**	**509 119**

3. Deferred tax liabilities prior to offsetting with deferred tax assets

	Financial period	
	for the 3 months ended 31 March 2008	for the 12 months ended 31 December 2007
At the beginning of the period at 19%	**348 338**	**350 786**
Increase	21 219	197 693
Decrease	(20 322)	(200 141)
At the end of the period at 19%	**349 235**	**348 338**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

4. Sales

	Financial period	
	for the 3 months ended 31 March 2008	**for the 3 months ended 31 March 2007**
- copper, precious metals, smelter by-products	2 960 693	2 603 917
- salt	6 150	5 474
- services	10 844	11 916
- other goods	2 809	5 338
- goods for resale	12 236	9 346
- wastes and production materials	9 470	7 208
- other materials	112	293
Total	**3 002 314**	**2 643 492**

5. Costs by type

	Financial period	
	for the 3 months ended 31 March 2008	**for the 3 months ended 31 March 2007**
Depreciation of property, plant and equipment and amortisation of intangible assets	116 075	100 689
Employee benefit costs	613 947	559 969
Materials and energy consumption	772 560	602 411
External services	217 060	201 249
Taxes and charges	70 121	68 685
Advertising costs and representation expenses	6 243	6 539
Property and personal insurance	3 170	3 506
Research and development costs not capitalised in intangible assets	-	92
Other costs, of which:	2 252	1 157
Reversal of write-down of inventories	(635)	(397)
Reversal of allowance for impairment of receivables	(2)	(2 373)
Other operating costs	2 889	3 927
Total costs by type	**1 801 428**	**1 544 297**
Cost of goods for resale and materials sold (+)	21 427	16 721
Change in inventories of finished goods and work in progress (+/-)	28 991	94 409
Cost of manufacturing products for internal use (-)	(16 136)	(11 741)
Total cost of sales, selling and administrative costs	**1 835 710**	**1 643 686**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

6. Other operating income

	Financial period	
	for the 3 months ended 31 March 2008	**for the 3 months ended 31 March 2007**
Income and gains from financial instruments classified under other operating activities, resulting from:	165 040	578 102
- income from interest on financial instruments	29 396	22 821
- gains from the disposal of financial instruments	-	168
- income on measurement and realisation of derivative instruments	135 639	548 598
- foreign exchange gains	-	6 496
- reversal of allowance for impairment of financial receivables	5	19
Non-financial interest	4 441	127
Reversal of allowance for impairment of non-financial receivables	4 281	-
Dividends received	182 860	205 167
Release of unused provisions	1 705	-
Penalties and compensation received	998	725
Excess payments of property tax	-	1 666
Other operating income/gains	1 064	593
Total other operating income	**360 389**	**786 380**

7. Other operating costs

	Financial period	
	for the 3 months ended 31 March 2008	**for the 3 months ended 31 March 2007**
Costs and losses on financial instruments classified as other operating costs:	347 273	674 126
- costs on measurement and realisation of derivative instruments	257 958	673 981
- interest on overdue financial liabilities	21	111
- foreign exchange losses	89 294	-
- allowances for impairment of other financial receivables	-	34
Allowances for impairment of other non-financial receivables	2 469	109
Losses on the sale of property, plant and equipment	1 681	2 412
Donations granted	1 844	3 780
Interest on overdue non-financial liabilities	130	160
Provisions for liabilities due to:	1 957	3 037
- decommissioning of mines	-	2 647
- liabilities towards municipalities (gminy) due to subsidy agreements	-	306
- other	1 957	84
Penalties and compensation paid	1 254	864
Other operating costs/losses	2 861	822
Total other operating costs	**359 469**	**685 310**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

8. Net finance costs

	Financial period	
	for the 3 months ended 31 March 2008	for the 3 months ended 31 March 2007
Interest expense:	**645**	**400**
- on loans	172	210
- due to finance leases	473	190
Net exchange (gains)/losses on borrowings	(372)	163
Changes in the value of provisions due to unwinding of discount	9 080	5 425
Total net finance costs	**9 353**	**5 988**

9. Cash generated from operating activities

	Financial period	
	for the 3 months ended 31 March 2008	for the 3 months ended 31 March 2007
Profit for the period	**982 196**	**926 582**
Adjustments:	**195 027**	**37 360**
Income tax from the income statement	175 975	168 306
Depreciation/amortisation	116 075	100 689
Interest and share in profits (dividends)	(182 210)	(204 945)
Exchange losses	21 402	6 614
Change in provisions	34 420	12 767
Change in derivative instruments	28 015	(34 836)
Other adjustments	1 350	(11 235)
Changes in working capital:	**(327 690)**	**(10 407)**
Inventories	5 566	52 036
Trade and other receivables	(381 869)	40 207
Trade and other payables	48 613	(102 650)
Cash generated from operating activities	**849 533**	**953 535**

II. Items affecting assets, liabilities, equity, profit for the period or cash flow, which are unusual as respects their type, amount or degree of influence

1. List of significant achievements or failures during the reported period, together with a list of the most important related events.

Proceedings in a dispute concerning the payment of damages to BOBMARK INTERNATIONAL

In April 2003 BOBMARK INTERNATIONAL Spółka z o.o. with its registered head office in Warsaw filed a suit with the Regional Court in Legnica, Civil Section I against the Company and PEW AQUAKONRAD S.A. in liquidation in Iwiny for the payment of damages amounting to PLN 12 299 thousand due to deterioration of water from the AQ1 and AQ2 water supplies by the activities of KGHM Polska Miedź S.A. At present the value of the amount under dispute, considering restriction of the suit, amounts to PLN 11 839 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

By a ruling dated 31 March 2008 the Court ordered the experts of Contract Consulting Kumela i Wspólnicy Spółka Jawna in Kraków to prepare within one month an additional opinion comprising an answer to the questions contained in the litigant's letter of the plaintiff. The Court adjourned the hearing set for 4 April 2008.

Realisation of an investment project titled „Concentrate Hydrotransport"

The Management Board of the Company on 25 April 2007 resolved to commence the investment project „Concentrate Hydrotransport from the Ore Enrichment Plant sections of the Polkowice and Rudna mines to the Głogów smelter" and approved a project budget of PLN 210 million. In July 2007 this investment project was approved by the Supervisory Board of the Company.

On 7 March 2008 the Management Board of KGHM Polska Miedź S.A. postponed until further notice realisation of this project, stating that it was necessary to review its assumptions and to prepare an effectiveness report reflecting an alternative project titled „Development of the industrial railway line of Pol-Miedź Trans Sp. z o.o. to the Głogów smelter".

Negotiations with the trade unions

Negotiations with the trade unions on setting the average monthly wages increase index in KGHM Polska Miedź S.A. for 2008 did not conclude with an agreement being signed.

On 27 February 2008 Side Protocol no. 12 to the Collective Labour Agreement was signed, increasing the table of basic wages from 1 January 2008 by PLN 150.

Due to the lack of agreement on setting the wages increase index for 2008, two trade organisations in April put forth the following wage demands:

- the trade union Związek Zawodowy Pracowników Dołowych demanded payment of a special bonus in the amount of the monthly wage,
- the trade union Związek Zawodowy „Polska Miedź", apart from an analogous bonus, demanded an increase in the Social Fund and changes in employee wages categories of at least 30% of employees.

<u>**Selection of other significant events covered by current reports**</u>

Company bodies

Marcin Ślęzak, a Member of the Supervisory Board of KGHM Polska Miedź S.A., submitted a declaration of resignation as at 13 February 2008 from membership on the Supervisory Board of KGHM Polska Miedź S.A.

On 14 February 2008 the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dismissed the following persons from the Supervisory Board of the Company: Leszek Jakubów, Anna Mańk, Remigiusz Nowakowski, Stanisław Andrzej Potycz, Jerzy Żyżyński. Simultaneously the following persons were appointed to the Supervisory Board of the Company: Marcin Dyl, Arkadiusz Kawecki, Jacek Kuciński, Marek Panfil, Marek Trawiński, Marzenna Weresa.

The Supervisory Board of the Company at its meeting on 17 January 2008:

- dismissed Krzysztof Skóra from the function of President of the Management Board of KGHM Polska Miedź S.A. and Dariusz Kaśków from the function of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A.,
- determined that the Management Board of KGHM Polska Miedź S.A. shall be composed of three Members of the Management Board,
- appointed Mr Ireneusz Reszczyński, the current I Vice President of the Management Board of KGHM Polska Miedź S.A., to act as President of the Management Board of KGHM Polska Miedź S.A. until the new President is elected.

The Supervisory Board of the Company at its meeting on 12 March 2008 resolved to commence the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A. The press announcement on the recruitment process was published once each in the Polish dailies "Rzeczpospolita" and "Gazeta Wyborcza" as well as on the internet website of the Company on 14 March 2008.

The Supervisory Board on 27 March 2008, decided to continue the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A. through additional publishing of the press announcement on 28 March 2008.

On 17 April 2008 the Supervisory Board of the Company appointed Mirosław Krutin to the position of President of the Management Board of KGHM Polska Miedź S.A. as of 23 April 2008.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

On 23 April 2008 the Supervisory Board of the Company:
- recalled from the position of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A.: Marek Fusiński, Stanisław Kot and Ireneusz Reszczyński,
- appointed Maciej Tybura and Herbert Wirth to the position of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A.
- appointed Herbert Wirth as I Vice President of the Management Board of KGHM Polska Miedź S.A.

Company Budget for 2008

The Supervisory Board of the Company at its meeting on 27 March 2008 approved the Company's Budget for 2008 as presented by the Management Board. The basis for preparation of the Budget for 2008 were the results for 2007 and the assumptions contained in specific operating plans, reflecting the initiatives and projects arising from the Company Strategy. The accepted Budget assumes the achievement in 2008 of revenues from sales in the amount of PLN 11 193 million and net profit of PLN 2 904 million.

Significant contracts

On 30 January 2008 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale of 8 mm copper wire rod and oxygen-free copper rod. The estimated value of this contract is from approx. USD 658 461 thousand (PLN 1 613 296 thousand) to approx. USD 844 362 thousand (PLN 2 068 771 thousand).

The total value of contracts entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. during the last 12 months exceeded 10% of the equity value of KGHM Polska Miedź S.A. and is estimated from PLN 1 154 334 thousand to PLN 1 352 510 thousand. The highest-value contract entered into during this period is the contract dated 18 March 2008 for the sale of copper cathodes in 2008. The estimated value of this contract, depending on the amount of tonnage under option, is from USD 245 048 thousand to USD 306 276 thousand, i.e. from PLN 552 828 thousand to PLN 690 959 thousand.

On 19 March 2008 a contract was entered into between KGHM Polska Miedź S.A. and Glencore International AG for the sale of copper cathodes in the years 2008 - 2009. The estimated value of this contract, depending on the amount of tonnage under option, is from USD 413 201 thousand to USD 557 417 thousand, i.e. from PLN 927 223 thousand to PLN 1 250 844 thousand.

2. Measurement of financial assets and property, plant and equipment

Financial assets

Due to the measurement and settlement of future cash flow hedging transactions in an amount reflecting the effective portion of the hedge, after reflecting the results in deferred tax, other reserves were increased in the current quarter by PLN 1 122 thousand.

Due to the measurement and settlement of available-for-sale financial assets at fair value, after reflecting the results in deferred tax, other reserves were decreased in the current quarter by PLN 2 391 thousand.

Due to the realisation and re-measurement of derivative instruments to fair value there was a decrease in profit for the current quarter of PLN 122 319 thousand.

Property, plant and equipment and receivables

Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the financial result was charged in the current quarter by PLN 116 075 thousand.

Assets and the financial result in the current quarter were affected by allowances for impairment of receivables together with interest (an excess of allowances created over released), increasing the result of the current quarter by PLN 1 819 thousand.

The measurement of other assets did not significantly impact the current period financial result.

(amounts in tables in thousand PLN, unless otherwise stated)

3. Type and amounts of changes in estimates

Provisions

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

3.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 34 600 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 28 026 thousand)

3.2 provision for future costs of decommissioning (restoration) of the Parent Entity's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of prevailing law or standard practice. The result of this change in estimates is a decrease in the provision in the amount of PLN 15 660 thousand, which decreased profit in the amount of PLN 7 466 thousand and property, plant and equipment in the amount of PLN 23 126 thousand. The decrease in the provision resulted in a decrease in deferred tax assets in the amount of PLN 3 439 thousand.

3.3 provisions for future employee benefit costs together with charges in the amount of PLN 138 423 thousand, paid (in accordance with the Collective Labour Agreements) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

The revaluation and recognition of other provisions for liabilities did not significantly impact the current period financial result.

Deferred income tax

The result of differences between the carrying amount and tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was an increase in the deferred tax asset in the current quarter in the amount of PLN 24 587 thousand, of which the following was settled:
- as an increase of profit, PLN 24 706 thousand
- as a decrease of the revaluation reserve on hedging financial instruments, PLN 119 thousand

There was an increase in the deferred tax liability in the amount of PLN 897 thousand, of which the following was settled:
- as a decrease of profit, PLN 726 thousand
- as a decrease of the revaluation reserve on hedging financial instruments and on available-for-sale financial instruments, PLN 171 thousand

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 184 471 thousand.

4. Factors and events, in particular those of an unusual nature, having a significant impact on the financial results achieved by the Company.

Production and financial results in the first quarter of 2008

In the first quarter of 2008, KGHM Polska Miedź S.A. produced 128 947 tonnes of electrolytic copper, including 17 441 tonnes from purchased copper-bearing materials and 292 tonnes of metallic silver.

The most significant factors impacting the value of sales in the first quarter of 2008 were macroeconomic factors:
- copper prices on the London Metal Exchange (LME) of 7 763 USD/t,
- average silver prices on the London Bullion Market (LBM) of 17.59 USD/troz (566 USD/kg),
- an average exchange rate of 2.39 PLN/USD

and the sales volume: 132 070 tonnes of copper and copper products, and 264 tonnes of silver.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

The **revenues from sales** achieved of PLN 3 002 314 thousand were higher than those achieved in the first quarter of 2007 by PLN 358 822 thousand, i.e. by 14%. This increase in sales was due to:
- higher prices on the metals markets: copper (an increase from 5 941 USD/t to 7 763 USD/t) and silver (an increase from 13.30 USD/troz to 17.59 USD/troz),
- changes in results from the settlement of hedging transactions (a decrease in the loss from PLN (243 860) thousand to PLN (75) thousand),
- an increase in the volume of copper sale (from 129 049 t to 132 070 t)

along with the following factors which decreased revenues from sales:
- strengthening of the PLN from 2.97 PLN/USD to 2.39 PLN/USD,
- a decrease in the volume of silver sale (from 318 t to 264 t).

In the first quarter of 2008, revenues from the sale of copper and copper products represented 84%, and silver 12% (in the comparable period respectively: 81% and 15%) of total revenues from sales.

Operating costs in the first quarter of 2008 amounted to PLN 1 835 710 thousand and were higher versus the comparable prior period by PLN 192 024 thousand, i.e. by 12%, alongside an increase in the volume of sales of copper products by 2%. The level of operating costs was primarily impacted by:
- the higher value of technological materials used and energy due to an increase in prices,
- the higher labour costs as a result of an increase in basic wages.

The total unit **cost of electrolytic copper production** in the first quarter of 2008 amounted to 11 062 PLN/t and increased in comparison to the comparable prior period by 15 %.

This increase in the cost of production is mainly due to an increase in labour costs and technological materials prices, and to the lower production of copper from internal concentrates by 12% (as a result of a decrease in mass by 5% and of quality detoriation of extracted ore).

Profit on sales (gross profit less administrative expenses and selling costs) in the first quarter of 2008 amounted to PLN 1 166 604 thousand and was higher by PLN 166 798 thousand, i.e. by 17%, than that achieved in the first quarter of 2007.

Other operating activities showed a profit in the first quarter of 2008 in the amount of PLN 920 thousand. The most significant items affecting the result of other operating activities are the loss on measurement of derivative instruments, foreign exchange losses, and the dividend from Polkomtel S.A. In comparison to the result achieved in the comparable prior period the result was lower by PLN 100 150 thousand, mainly due to foreign exchange losses.

As a result of the factors described above, **operating profit** in the first quarter of 2008 amounted to PLN 1 167 524 thousand and increased versus the comparable period by PLN 66 648 thousand, i.e. by 6%.

KGHM Polska Miedź S.A. earned a **profit for the first quarter of 2008** of PLN 982 196 thousand, which was higher by PLN 55 614 thousand, i.e. by 6%, than that achieved in the first quarter of 2007.

EBITDA in the first quarter of 2008 amounted to PLN 1 283 599 thousand (including depreciation/amortisation of PLN 116 075 thousand) and was higher by PLN 82 035 thousand (7%) than EBITDA in the comparable prior period.

Risk management

In the first quarter of 2008, strategies hedging the copper price represented approx. 28%, and those hedging the silver price 35%, of the sales of these metals realised by the Company. In the above-mentioned period the Company did not hedge revenues from sales against currency risk.

Derivative transactions entered into on the metals market were settled with a negative result. In the first quarter of 2008 the result on derivative instruments amounted to PLN (122 394) thousand, of which revenues from sales were adjusted in the amount of PLN (75) thousand, (the amount transferred from the revaluation reserve to profit or loss in the reporting period), PLN (919) thousand adjusted other operating costs and losses (loss from the realisation of derivative instruments), while PLN (121 400) thousand increased other operating costs and losses (loss from the measurement of derivative instruments). The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to the change in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the revaluation reserve.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

In the first quarter of 2008, the Company implemented copper price hedging strategies by purchasing put options in a total volume of 60 thousand tonnes and a time horizon falling in the first half of 2009. During this period the Company implemented adjustment hedge transactions in the total volume of 11 225 tonnes and maturity falling in January, March, April, and the period from July to September 2008. In the case of the silver market, during the analysed period hedging strategies were not implemented. In the first quarter of 2008, adjustment hedge transactions were implemented on the silver market in the total volume of 643 thousand troz and maturity falling in January 2008.

In the case of the forward currency market, in the first quarter of 2008 the Company did not implement strategies hedging the USD/PLN exchange rate. During the analysed period adjustment hedge transactions were not implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the period from April to December 2008 (112.5 thousand t), in the first half of 2009 (60 thousand t), and for a portion of silver sales planned in the period from April to December 2008 (9 million troz) and in 2009 (9.6 million troz). The Company does not hold hedged positions for revenues from sales (currency market).

At 31 March 2008, the fair value of open positions in derivative instruments amounted to PLN 71 374 thousand, of which PLN 71 375 thousand related to the fair value of hedging instruments, while PLN (1) thousand related to the fair value of trade instruments. The fair value of transactions settled on 2 April 2008 in the amount of PLN (30) thousand was recognised in other financial receivables. The fair value of open positions in derivative instruments varies, depending on changes in market conditions, and the final result on these transactions may vary significantly from the measurements described above.

At 31 March 2008, the revaluation reserve amounted to PLN 11 868 thousand, of which PLN 3 515 thousand related to the effective portion of the result from the measurement of transactions hedging metals price risk, while PLN 8 353 thousand related to the effective portion of the result from the measurement of transactions hedging currency risk (credit denominated in foreign currency).

At 31 December 2007, the revaluation reserve from measurement of the effective portion of the fair value of hedging instruments amounted to PLN 9 895 thousand.

During the first quarter of 2008 the change in the revaluation reserve (an increase) amounted to PLN 1 973 thousand. This amount is comprised of changes in the effective portion of fair value recognised during the quarter in the revaluation reserve due to hedging transactions (an increase of the revaluation reserve by PLN 1 898 thousand), and the amount transferred from the revaluation reserve to profit and loss due to the settlement of hedging transactions (an increase of the revaluation reserve by PLN 75 thousand - an adjustment *in minus* of revenues from sales for the first quarter of 2008).

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

III. Contingent and other off-balance sheet items

	At 31 March 2008	Increase/(decrease) since the end of the last financial year
Contingent receivables	**124 886**	**1 914**
- guarantees received	577	-
- contested State budget issues	124 309	1 914
Off-balance sheet receivables	**25 195**	**-**
- inventions, implementation of projects	25 195	-
Contingent liabilities	**677 642**	**1 756**
- guarantees granted	7 697	(5 114)
- disputed issues, pending court proceedings	18 698	11 215
- contingent penalties	1 627	(2 211)
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	639 579	(2 152)
- preventive measures in respect of mine-related damages	10 000	-
- other	41	18
Off-balance sheet liabilities	**445 055**	**(6 134)**
- inventions, implementation of projects	54 524	(1 064)
- operating leases	22 621	119
- future payments due to perpetual usufruct of land	367 910	(5 189)

WICEPREZES ZARZĄDU
Maciej Tybura

PREZES ZARZĄDU
Mirosław Krutin

GŁÓWNY KSIĘGOWY KGHM
DYREKTOR GENERALNY
Centrum Usług Księgowych
Ludmiła Mordylak

END